April 24, 2017
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Dominic Minore
Re:    Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (the “Registrant”)
Dear Mr. Minore:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Post-Effective Amendment No. 94 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on March 1, 2017. The SEC Staff’s comments were conveyed via a telephone conversation between you and James V. Catano and Melissa O’Neill of Dechert LLP on April 12, 2017. Throughout this letter, capitalized terms have the same meanings as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.
Comment:    Please complete the fee and expense tables and other bracketed disclosure relating to the proposed Rule 12b-1 Plan if approved by shareholders for the applicable Series. Please revise the disclosure as necessary if the proposed Rule 12b-1 Plan is not approved by shareholders of an applicable Series prior to the effective date of the registration statement.

Response:     The Registrant has implemented changes based on the results of a special meeting of shareholders of the applicable Series held on April 20, 2017.

2.
Comment A:    For Series with “StylePlus” names that are subject to Rule 35d-1 under the 1940 Act, and that invest a substantial portion of their assets in affiliated funds that invest in assets that are not implied by the Series’ names (e.g., short-term debt), please explain supplementally how the Series’ investments are considered to be consistent with Rule 35d-1.

Response A:     The Registrant (or affiliated registrants or predecessor registrants) has responded to similar comments about the StylePlus strategy in writing and in several conference calls with members of the SEC Staff shortly after the Series’ StylePlus strategies were first launched. The current disclosure was drafted pursuant to those successive discussions. In summary, the Series’ investments include equity derivatives that, when purchased, provide sufficient exposure to equity securities of companies of the types suggested by the applicable Series’ name.

Comment B:    For these Series, please also explain supplementally the Series’ treatment of its investments for purposes of complying with the SEC’s current guidance that open-end registered funds should invest no more than 15% of their net assets in illiquid investments and the Series’ overall liquidity management analysis with respect to the holdings of the affiliated short-term funds.
Response B:     The Registrant considers investments in underlying open-end registered funds to be liquid in light of the requirements under Section 22(e) of the 1940 Act that apply to the underlying funds. Moreover, the affiliated funds in which the Series invest comply with the Commission’s current limitation on illiquid investments, thereby limiting the Series’ indirect exposure to illiquid investments.
The Registrant is not aware of any requirement to look-through underlying funds for purposes of applicable illiquidity limitations. In fact, in the adopting release for Rule 22e-4 under the 1940 Act published in October 2016, the Commission set forth guidance with respect to the treatment of investments in ETFs for purposes of classifying the liquidity of these investments under the new rule. In this regard, the Commission “encourage[d] funds to assess the liquidity characteristics of an ETF’s underlying securities, as well as the characteristics of the ETF shares themselves, in classifying the liquidity of ETF shares[.]”1 The Commission did not require such an assessment for ETFs or even suggest similar steps would be appropriate for other registered open-end funds. In this regard, the Registrant notes that this guidance related in particular to considerations specific to trading in ETF shares that may, in certain cases, result in reduced liquidity of ETF shares. These concerns are not present or applicable in the case of other open-end registered funds.
The Series’ investment adviser nevertheless, consistent with its overall portfolio management responsibilities, takes into account liquidity considerations with respect to affiliated underlying funds and monitors the anticipated liquidity of the Series’ portfolio and portfolio investments as part of its current risk management program.

3.
Comment A:    For Series with names subject to Rule 35d-1, please consider revising the description of the Series’ 80% policy to more concisely articulate the particular type of investment(s) suggested by its name.

Response A:     The Registrant respectfully declines to implement any changes in response to this comment as it believes that the current construction of this disclosure is appropriately informative and reflective of the applicable Series’ strategy and policy. The Registrant also notes that these disclosures need to remain consistent with the disclosures of parallel “retail” funds.
1 Investment Company Liquidity Risk Management Programs, SEC Rel. IC-32315 (Oct. 13, 2016) (emphasis added). In contrast, in the context of money market funds, the SEC Staff has taken the position that a taxable money market fund that is a feeder fund may not look through to the portfolio of the master fund for purposes of compliance with the “daily liquid asset” requirement. Question II.5, Staff Responses to Questions About Money Market Fund Reform, available at https://www.sec.gov/divisions/investment/guidance/mmfreform-imqa.htm.

Comment B:    For these Series, please explain supplementally the appropriateness of the market capitalization range used to describe the Series’ investment universe for purposes of its 80% policy.
Response B:     There is no precise definition of specific market capitalization ranges for purposes of Rule 35d-1 under the 1940 Act and the SEC Staff has provided a certain degree of flexibility in this regard, stating that “an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.”2 The SEC Staff further stated that in developing the boundaries of market capitalization ranges, funds “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”3 The Registrant is aware of these pronouncements and based on these factors and other pertinent considerations, the Registrant believes that the current market capitalizations ranges are appropriate for the corresponding Series.

4.
Comment:    With respect to Series E, please explain supplementally the Series’ treatment of investments in collateralized loan obligations and similar investments for purposes of complying with the SEC’s current guidance that open-end registered funds should invest no more than 15% of their net assets in illiquid investments.

Response:     A Series’ investments in collateralized loan obligations and similar investments are not deemed to be per se liquid or illiquid. Instead, the investment adviser assesses whether a particular investment is liquid or illiquid when it is purchased and on a regular basis thereafter. The Registrant believes this approach is consistent with applicable guidance.
The Registrant also notes that, in connection with its review of new Rule 22e-4, the Registrant’s processes will be changed to comply with the specific requirements of the rule.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust
2 See Question 6, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.
3 Id.